Exhibit 7(aa)

Charter Communications, Inc.
400 Washington Blvd.

Stamford, Connecticut 06902

September 15, 2024

STRICTLY CONFIDENTIAL

Board of Directors

c/o Dr. John Malone, Chairman
Greg Maffei, Chief Executive Officer
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Ladies and Gentlemen,

I send this letter on behalf of Charter Communications, Inc. ("Charter") with the approval and direction of the Special Committee of Unaffiliated Directors of Charter's Board of Directors.

Charter's relationship with Liberty Broadband Corporation ("Liberty Broadband") (and, before that, Liberty Media) has been and remains of great importance to Charter. Liberty first invested in Charter in 2013, when Charter served approximately five million subscribers. Since that time, Liberty and Charter have shared the vision of growth, efficiency and customer service; and Charter has grown to one integrated system under a single brand, Spectrum, that now serves approximately 32 million customers. We are proud of what we have achieved together and grateful for the collaborative approach that has helped us to get here.

As you have highlighted to us, Liberty Broadband has historically traded at a discount to net asset value, in part as a result of its holding company structure. In that vein, we are pleased to provide this non-binding proposal with respect to a combination of Charter with Liberty Broadband in an all-stock transaction as described below. We believe that this proposal represents a compelling opportunity for Liberty Broadband to simplify its structure and meaningfully reduce this discount, to provide greater value, certainty and ultimately greater liquidity to the Liberty Broadband shareholder.

Liberty Broadband shareholders would receive 0.228 newly issued shares of Charter common stock for each share of Liberty Broadband common stock. This exchange ratio represents a premium of approximately 27% to the value of Liberty Broadband stock based on closing sale prices on September 13, 2024. This exchange ratio assumes that Liberty Broadband disposes of GCI prior to completion of the transaction. Alternatively, we are willing to discuss terms for a transaction that would include GCI.

The foregoing proposal is predicated on, among other things, the following assumptions:

•	The share count numbers that were provided in Liberty Broadband's most recent public filings.

•	Commitments that, during the pendency of the transaction, the Liberty Broadband business (other than GCI) will operate in a steady state in all respects, and GCI will operate in the ordinary course consistent with past practice, subject only to efforts to separate GCI.

•	Liberty Broadband disposing of the GCI business prior to the combination, along with the associated debt, with such disposition for the benefit of Liberty Broadband shareholders to be effected through a sale or spin-off subject to further review.

•	The continuation of Charter's buyback program, from time to time in Charter's discretion and subject to customary blackout periods, as it has in the past, except that Liberty Broadband's participation would be limited to a modest amount required to remain approximately cash flow breakeven.

•	The assumption or repayment by Charter of the net debt of Liberty Broadband at closing.

•	Our current governance arrangement with Liberty Broadband continuing until the closing, subject to certain modifications to ensure arms-length process going forward.

Consistent with our mutual expectations concerning optimal timing for the transaction, while we would seek respective shareholder approvals forthwith following announcement, the proposed combination would occur on June 30, 2027 or earlier on the basis of a 60-day closing notice delivered by Charter if all approvals have been obtained. Completion will be subject to customary closing conditions, including receipt of the required regulatory approvals (including HSR). We believe that, with the divestiture of GCI, FCC approval will not be required for the combination. Prior to executing a definitive agreement, we will need to complete confirmatory due diligence review of business, financial, tax, human resources and legal matters. To that end Charter will also provide you with the opportunity to conduct appropriate high-level reverse confirmatory due diligence on Charter.

The transaction will be negotiated by Charter's Special Committee of Unaffiliated Directors and will be subject to the receipt of the recommendation of the Special Committee and the approval of a majority of Charter's unaffiliated shareholders as a non-waivable condition. Charter is amenable to a comparable special committee approval and shareholder approval at Liberty Broadband. Additionally, the transaction will be subject to approval by Charter's full Board of Directors, including a majority of the directors designated by Advance/Newhouse.

This proposal is for discussion purposes only and does not represent an agreement of the parties or an offer to enter into an agreement, and is not intended to and does not create any legal or equitable obligations with respect to the potential transaction on the part of Charter, including any obligation to enter into or to continue any discussions or negotiations as to the terms outlined herein or otherwise. Any agreement with respect to the potential transaction must be in writing and executed by all parties thereto.

Please let us know your timing in terms of next steps.

Sincerely

/s/ Christopher L. Winfrey
Christopher L. Winfrey
President and Chief Executive Officer

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